Item 77M - 	Deutsche GNMA Fund (a series of
Deutsche Income Trust) (the
"Fund")
The Board of Trustees of Deutsche Strategic
Government Securities Fund (Acquired Fund) approved a proposal by Deutsche Investment
Management Americas Inc., the advisor of the Acquired Fund, to effect the merger of the Acquired
Fund into Deutsche GNMA Fund (Acquiring Fund), on or about May 22, 2017 (Merger Date).

The merger is expected to be a tax-free
reorganization for federal income tax purposes. On the Merger Date, any investment in the Acquired
Fund was exchanged for an investment with an equal aggregate net asset value in the Acquiring
Fund. Therefore, as a result of the merger, shareholders of the Acquired Fund became shareholders of the Acquiring Fund.